SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2007

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2006. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number	Page
1 2

Copies of the disclosure letters we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the following:

a. organizational changes in the Company; and

b. cash dividend declaration on the Company’s Series V and VI Convertible Preferred Stock and Series H, L, M and Y 10% Cumulative Convertible Preferred Stock.

7 4

Exhibit 1

December 1, 2007

Philippine Stock Exchange

Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head – Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

December 1, 2007

Securities and Exchange Commission

SEC Building

EDSA, Mandaluyong City

Attention: Atty. Justina F. Callangan

Director, Corporation Finance Dept.

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith five (5) copies of SEC Form 17-C with respect to certain discloseable events/information.

Thank you.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5
SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8405
Contact person	Contact Telephone No.

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,185,857 As of October 31, 2007	NA	NA
Total No. of Stockholders	Domestic	Foreign

---------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  December 1, 2007

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8405

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

_____________________________________________________________

_____________________________________________________________

_____________________________________________________________

Exhibit 1

We disclose that at the Special Meeting of the Board of Directors of Philippine Long Distance Telephone Company (the “Company”) held on December 1, 2007, the Board approved the organizational changes proposed by Senior Management, and endorsed by its Chairman, Mr. Manuel V. Pangilinan. These initiatives reflect the results of an extensive review by Senior Management of the PLDT Group’s long-term plans, and how Management should be appropriately organized to achieve the strategic goal of transforming itself into a new generation communications company.

As Group President and CEO, Napoleon L. Nazareno has been tasked to ensure that the PLDT Group will focus on the critical strategic objective of business transformation, and to continue optimizing its combined strengths across the wireless, fixed, broadband, BPO and media/content businesses. Further, Mr Nazareno will oversee the major organizational transitions necessary to achieve those transformational goals.

In this light, the following organizational changes have been approved:

1.                  While remaining the President and CEO of Smart Communications, Inc. (“Smart”), Mr. Nazareno will devote more time and energy to managing the comprehensive changes that will be implemented in the Group’s Fixed Line business, which is in the midst of upgrading to an all-IP Next Generation Network (NGN). As that network upgrade moves forward, PLDT is simultaneously re-engineering its business and technical processes, integrating the Group’s various backroom platforms, re-orienting its workforce and, more importantly, re-shaping the Company’s corporate culture to emphasize customer focus and quality of service. The Group is also re-designing its products and services to make them more relevant to customers, who are growing in sophistication and looking for better value.

(i)           To support this process of transformation, the Fixed Line organization will be realigned as follows effective 1st January 2008. All revenue generation/customer relationship initiatives will be consolidated under one group, Customer Sales and Marketing Group, principally servicing three (3) key customer segments: (a) Residential (b) Corporate and (c) Small and Medium Enterprises (SMEs). This Group will be headed by Ernesto R. Alberto who is currently head of PLDT’s Corporate Business Group.

(ii)         A second Group, Customer Service Assurance Group, will be created to oversee all customer fulfillment services including customer service and network engineering. This will be headed by Rolando G. Pena who is currently Head of Network Services at Smart. This realignment is essential to achieve our goals of serving customer needs end-to-end and improving overall service quality.

Exhibit 1

A key unit under Customer Service Assurance Group is Customer Service and Operations which is being established to raise the quality of service to Corporate, Residential, and SME customers.

(iii)       A separate Business Transformation Office, to be headed by Victorico P. Vargas (currently Head of our Human Resources Group), will also be organized to oversee the overall change-management initiatives, including the smooth implementation of various ongoing initiatives, especially the NGN rollout. To underscore the importance of this transformation process and its goals, Mr. George N. Lim (currently Head of Network Services) and Mr. Menardo G. Jimenez, Jr. (currently Head of Retail Business Group) have been tasked to assist Mr. Vargas in this effort.

2.                  To support Mr. Nazareno in discharging his continuing responsibilities at Smart, the position of Chief Wireless Adviser has been created. For this position, we have tapped the services of Orlando B. Vea, former President and Founder of Smart. Mr. Vea has extensive experience in the wireless and media/content business. His involvement at Smart in a senior position will enhance the company’s leadership position and strengthen its ongoing efforts to balance and grow its business beyond staple voice and SMS revenue streams into new spaces such as mobile TV, mobile Internet, multimedia services and mobile commerce.

3.                  Mr. Ray C. Espinosa remains President and CEO of ePLDT, which itself has just completed the realignment of its various businesses with improving prospects in the years ahead.

4.                  To demonstrate tangible shareholder support to Mr. Nazareno and to the changes he and his team will undertake, Mr. Nazareno will be proposed as a non-Executive Director to the Board of First Pacific Company Limited in Hong Kong. This is currently in process and an announcement will be made in due course.

“These organizational changes were agreed upon after extensive discussions within the Senior Management and signal our collective determination to renew the process of transformation that was started way back in 1998,” Nazareno stated.

“The re-invention of the PLDT Group - and of the Fixed Line business in particular - is fundamental to our overall effort to attain a higher level of convergence and integration within the Group.  Of course, our overarching goal is to make PLDT a truly world class company - in terms of profits, customer orientation, and quality of service” said Pangilinan.

Exhibit 1

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE

TELEPHONE COMPANY

By:

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

December 1, 2007

Exhibit 2

December 1, 2007

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head – Disclosure Department

Gentlemen:

In compliance with the disclosure requirements of the Philippine Stock Exchange, we advise that during the meeting of the Board of Directors of our Company on December 1, 2007, the following cash dividends were declared out of the unrestricted retained earnings of the Company as of December 31, 2006:

1.         P4.675 per outstanding share of the Company’s Series V Convertible Preferred Stock, for the quarter ending January 15, 2008, payable on January 15, 2008 to the holders of record on December 21, 2007.

2.         US$.09925 per outstanding share of the Company’s Series VI Convertible Preferred Stock, for the quarter ending January 15, 2008, payable on January 15, 2008 to the holders of record on December 21, 2007.

3.         P1.00 per outstanding share of the Company’s Series H 10% Cumulative Convertible Preferred Stock, for the annual period ending December 31, 2007, payable on January 31, 2008, to the holders of record on December 28, 2007.

4.         P1.00 per outstanding share of the Company’s Series L 10% Cumulative Convertible Preferred Stock, for the annual period ending December 31, 2007, payable on January 31, 2008, to the holders of record on December 28, 2007.

5.         P1.00 per outstanding share of the Company’s Series M 10% Cumulative Convertible Preferred Stock, for the annual period ending December 31, 2007, payable on January 31, 2008, to the holders of record on December 28, 2007.

6.         P1.00 per outstanding share of the Company’s Series Y 10% Cumulative Convertible Preferred Stock, for the annual period ending December 31, 2007, payable on January 31, 2008, to the holders of record on December 28, 2007.

Thank you.	Very truly yours, /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 2

COVER SHEET

P	W	-	5	5
SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8405
Contact person	Contact Telephone No.

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,185,857 As of October 31, 2007	NA	NA
Total No. of Stockholders	Domestic	Foreign

---------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 2

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1. 1 December 2007

Date of Report (Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8405

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

_____________________________________________________________

_____________________________________________________________

_____________________________________________________________

Exhibit 2

Item 9 (Other Events)

We disclose that the Board of Directors of Philippine Long Distance Telephone Company (the “Company”), at its meeting held on December 1, 2007 declared, out of the unrestricted retained earnings of the Company as of December 31, 2006, the following cash dividends:

1. P4.675 per outstanding share of the Company’s Series V Convertible Preferred Stock, for the quarter ending January 15, 2008, payable on January 15, 2008 to the holders of record on December 21, 2007.

2. US$.09925 per outstanding share of the Company’s Series VI Convertible Preferred Stock, for the quarter ending January 15, 2008, payable on January 15, 2008 to the holders of record on December 21, 2007.

3. P1.00 per outstanding share of the Company’s Series H 10% Cumulative Convertible Preferred Stock, for the annual period ending December 31, 2007, payable on January 31, 2008, to the holders of record on December 28, 2007.

4. P1.00 per outstanding share of the Company’s Series L 10% Cumulative Convertible Preferred Stock, for the annual period ending December 31, 2007, payable on January 31, 2008, to the holders of record on December 28, 2007.

5. P1.00 per outstanding share of the Company’s Series M 10% Cumulative Convertible Preferred Stock, for the annual period ending December 31, 2007, payable on January 31, 2008, to the holders of record on December 28, 2007.

6. P1.00 per outstanding share of the Company’s Series Y 10% Cumulative Convertible Preferred Stock, for the annual period ending December 31, 2007, payable on January 31, 2008, to the holders of record on December 28, 2007.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By: /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

December 1, 2007

.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: December 1, 2007